February 14, 2019

Lei Sun
Chairman of the Board and Chief Executive Officer
9F Inc.
40/F Wangjing Soho T3
Chaoyang District, Beijing 100102
People's Republic of China

       Re: 9F Inc.
           Amendment No. 2 to
           Draft Registration Statement on Form F-1
           Submitted February 4, 2019
           CIK No. 0001619544

Dear Mr. Sun:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
December 11, 2018 letter.

Amended Draft Registration Statement on Form F-1 Submitted February 4, 2019

Prospectus Summary, page 1

1. We note your revisions in response to comment 1, including that "digital financial account platforms are the key players in the online consumer finance market," and that each had outstanding balances of RMB1.1 trillion in 2017. Therefore it is not clear how or if "digital financial account platforms" and "online consumer finance" platforms operating within the online consumer finance market materially differ. Please tell us why you believe it is important to distinguish between these two types of platforms and or markets.
 Lei Sun
FirstName LastNameLei Sun
9F Inc.
Comapany Name9F Inc.
February 14, 2019
February 14, 2019 Page 2
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FirstName LastName
         Please further revise to use consistent terminology throughout your prospectus or clearly disclose the material similarities and differences between these types of platforms and/or markets in order to avoid potential investor confusion. Please also disclose the transaction volume by which Oliver Wyman used to determine you were the "largest wealth management platform" in 2017 and disclosing your corresponding market share given that this market it "highly fragmented." Please further disclose your net revenues from wealth management services in order to provide investors with context for its importance.
2.       We note your response to comment 2. Please revise your Prospectus
Summary to
         prominently disclose that your wealth management products, e.g."fixed income products"
         and "other onshore and offshore investment products," are "online lending information intermediary services for peer-to-peer lending and borrowing" and the proportion of your business operations (qualitatively or quantitatively) which are subject to "the PRC laws and regulations applicable to its peer-to-peer lending services." Please further briefly disclose the status of your regulatory compliance (e.g. Jiufu Puhui's noncompliance and rectification notice, your belief that you addressed these issues by September 2018, but that you have not received affirmative clearance on these matters, two regulatory inspections are ongoing with another pending, etc.). Please refer to Instruction to [Item]
         503(a) of Regulation S-K for guidance. Please make corresponding revisions consistent with the foregoing to your Business and MD&A sections.
Corporate History and Structure, page 7

3. We note your response and revisions in response to comment 3. Please further revise to:

             Elaborate on the "information consulting and risk management services" provided by
             Zhuhai Hengqin Jiufu Technology Co., Ltd. ("Zhuhai Henqin") which accounted for
             40% of your net revenues in FY 2017.
             Clarify whether revenues attributed to Zhuhai Henqin are classified as "loan facilitation services," as it appears, "post-origination services," or "Others." In this regard we note your disclosures, for example on pages 115-16, that approximately
             90% of your net revenues in all relevant periods were "loan facilitation services."
             Explain the interaction, if any, between Zhuhai Henqin and Zhuhai Hengqin Flash
             Cloud Payment Information Technology Limited ("Zhuhai Hengqin Payment"), an
             affiliated entity controlled by your CEO and largest shareholder, and revise your description on page 225 of Zhuhai Hengqin Payment as a "third-party payment service" provider in light of the foregoing.
             Separately disclose the net revenues and total assets of Jiufu Jinke (together with its subsidiaries) and Zhuhai Hengqin as of both December 31, 2016 and September 30,
             2018 (or a more recent date of your choosing) if materially different from such disclosure as of December 31, 2017.
 Lei Sun
FirstName LastNameLei Sun
9F Inc.
Comapany Name9F Inc.
February 14, 2019
February 14, 2019 Page 3
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FirstName LastName
Conventions that Apply to this Prospectus, page 10

4. Please disclose why loan products that have been transferred to non-performing loan companies were not included in the calculation of "delinquency rate" and "M3+
         delinquency rate by vintage" in the most recent amendment. Please disclose why you made these changes and how it affected the delinquency ratios in the periods presented.
Non-GAAP Financial Measures, page 18

5. We note your response to comment 4 in our letter dated November 23, 2018 that although some of the share-based compensation was incurred in connection with the recognition of the compensation costs of the share options and shares granted to the PRC employees of the Company, such share-based compensation expenses were not eligible for tax deduction in calculating the income tax of the Company's PRC subsidiaries, VIEs and their respective PRC subsidiaries. Share-based compensation expense are deducted in computing your income tax expense at the statutory tax rate in your income tax footnote.
         Please revise your non-GAAP financial measure to disclose the tax effect of the adjustment to net income for share-based compensation expense as a separate line item.
         Refer to Non-GAAP C&DI Question 102.11.
Unaudited Condensed Consolidated Financial Statements for the Nine Months Ended September
30, 2017 and 2018
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 114

6. We note your disclosure on pages 116, 117 and 159 that, "when the regulatory environment becomes more favorable in the future, ..." that you expect revenues and operating margins to improve. Please remove this speculative disclosure from future amendments, or tell us how you concluded that this information represents a trend, transaction or change likely to have an impact on future operations. Business
Our Competitive Strengths, page 157

7.       We note your disclosure on page 157 that you have served approximately
9.4 million
         unique users since your inception through September 30, 2018. We noted that you disclosed in your previous amendment that you had served approximately
51.6 million
         unique users since your inception through December 31, 2017. Please tell us why the number of unique users decreased since inception in 2018.
Our E-Commerce Channels, page 166

8. We note your response to comment 8 in our letter dated December 11, 2018. Please tell us the following for the online systems of the Merchant Partners not directly connected to
         One Card Mall:
 Lei Sun
FirstName LastNameLei Sun
9F Inc.
Comapany Name9F Inc.
February 14, 2019
February 14, 2019 Page 4
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FirstName LastName



             What percentage of your One Card Mall arrangements fall under the second arrangement where the Merchant Partners are not directly connected to One Card
             Mall;
             Tell us the negotiation process between the Company and the Merchant Partners when the Company changes the prices of the displayed merchandise; and Tell us if you encountered situations where the Merchant Partner has not consented to
             change the prices of displayed merchandise.
Investor Transaction process, page 171

9. We note your revisions in response to comment 11. Please also disclose the "different investment rules and limits" that you apply to each of these six investor groups.
Sales and Marketing, page 179

10. Please disclose revenues related to your loyalty program in the periods presented in your next amendment. Please also include your revenue recognition policy related to your loyalty program in your next amendment.
Consolidated Financial Statements For the Years Ended December 31, 2016 and
2017
Notes to Consolidated Financial Statements
Note 11. Income Taxes, page F-39

11. Please disclose the amount and nature of significant items included in non-deductible expenses. Please refer to ASC 740-10-50-12.
Note 21. Restatements, page F-56

12. We note that your restatement related to service fees charged to investors at the end of the investment term. Please confirm that you accounted for service fees charged to investors
         (i) at the beginning of the investment term and (ii) at the beginning and the end of the investment term were accounted for and recognized correctly under ASC 606 when or as the Group satisfied the performance obligations rather than when paid by investors.
Unaudited Condensed Consolidated Financial Statements For the Nine Months Ended September
30, 2017 and 2018
Note 2. Summary of Significant Accounting Policies
Long-term Investments, page F-85

13. You recorded an impairment loss of RMB 23,094 million during the nine months ended
         September 30, 2018 on an investment carried at cost. Please identify the investment that had the impairment loss and disclose the factors that resulted in you recognizing the impairment loss in 2018.
 Lei Sun
FirstName LastNameLei Sun
9F Inc.
Comapany Name9F Inc.
February 14, 2019
February 14, 2019 Page 5
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FirstName LastName
Note 3. Loan Receivables, page F-90

14. Please revise your next amendment to include all of the disclosure requirements of ASC
         310-10-50 related to your loan receivables.
15. We note loan receivables increased from RMB 126,200 million at December 31, 2017 to
         RMB 1,487,699 million at September 30, 2018. We further note that interest income on loan receivables increased from RMB 35,002 million (0.7% of total revenue) in the nine months ended September 30, 2017 to RMB 144,433 million (3.2% of total revenue) in the nine months ended September 30, 2018. Please tell us the following regarding loan receivables:

             The reason and business purpose for originating these loans;
             If these loans were originated on your platform similar to the way loans are originated between investors and borrowers that are not accounted for on your balance sheet;
             If this represents a change in your business model as you state throughout the document that your Company acts as an intermediary to bring the lender and borrower together and you do not record loans receivable: and How you determined that no valuation allowance was necessary for uncollectible
             receivables for the nine months period on September 2017 and 2018 based on the result of your assessment.
Note 12. Share-Based Compensation, page F-102

16. You disclosed that the expected exercise multiple was estimated as the average ratio of the stock price as at the time when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it was estimated by referencing to academic research publications.
         Please tell us the following:

             Why you did not use exercise multiples of peers in China or other market-based data for your options instead of academic research; and Why you do not have separate exercise multiples for employees and executives
             since they tend to have different stock option exercise multiples. Lei Sun
9F Inc.
February 14, 2019
Page 6



        You may contact David Irving, Staff Accountant, at (202) 551-3321 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at
(202) 551-3783 or Michael Clampitt, Senior Counsel, at (202) 551-3434 with any other questions.



                                                           Sincerely,
FirstName LastNameLei Sun
                                                           Division of
Corporation Finance
Comapany Name9F Inc.
                                                           Office of Financial
Services
February 14, 2019 Page 6
cc:       Z. Julie Gao, Esq.
FirstName LastName